Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES ITS ENTERING INTO A STRATEGIC JOINT
VENTURE WITH CLAL INSURANCE ENTERPRISES HOLDINGS LTD.,
REGARDING JOINT ACTIVITY IN ROMANIA AND CERTAIN OTHER EASTERN
EUROPE COUNTRIES

Tel Aviv, Israel, June 30, 2008, Elbit Imaging Ltd. (the “Company”) (NASDAQ: EMITF), announced that it has entered today into a strategic joint venture agreement with Clal Insurance Enterprises Holdings Ltd. ("Clal") pursuant to which the Company, through its wholly owned Dutch subsidiary Elbit Ultrasound (Netherlands) B.V. ("EULBV"), shall subscribe for 50% of the issued and outstanding share capital of Clal's wholly owned Dutch subsidiary C.I.E. Holdings B.V. ("CIE"), in consideration for an investment in CIE's capital of USD 17,755,000, which equals Clal's investments in CIE. The parties' investments shall be used for promoting the joint activity pursuant to the joint venture agreement.

About the transaction
The objective of the transaction is to expand the business activities of the Elbit Group into the field of insurance, by means of entering into a strategic joint venture with the Clal Insurance Group. The scope of the joint venture is to jointly engage in the insurance business in certain Eastern Europe countries as detailed in the agreements (the "Target Countries", as defined therein). The parties have agreed to use Clal's wholly owned Dutch subsidiary CIE as the joint venture vehicle, and to that end, CIE shall allot 50% of its issued and outstanding share capital (on a fully diluted basis) to EULBV, in consideration for EULBV's investment in its share capital. The investment equals Clal's investment in CIE, and the amounts so invested shall be used for promoting the joint activity in Romania and the other Target Countries. CIE currently holds a Romanian insurance company named S.C. Clal Romania Asigurari-Resigurari S.A. ("Clal Romania"). The Parties intend that they shall commence their joint activity in Romania through Clal Romania, and subsequently shall expand these activities into other Target Countries. The transaction shall be implemented in two stages: a First Closing stage within the framework of which EULBV shall advance to CIE a loan at the amount of approximately US$ 6 million against the issuance of a convertible promissory note, and thereafter a Second Closing stage whereby the said promissory note shall be converted into ordinary shares of CIE, and EULBV shall execute payment to CIE of an additional amount of approximately US$ 11.7 million in consideration for the allotment to it of the remainder of the shares so as to attain shareholder parity. The interim period between the two stages of the closing is required in order to obtain certain mandatory regulatory approvals, as a pre-condition to the consummation of the transaction.

Mr. Mordechay Zisser, Executive Chairman of the Board, commented: "We have been closely monitoring the development of the Eastern Europe countries during the last decade. At the same time, we were exposed to the activity in the financial markets and we have evidenced that those activities have a high profitability potential, such as in the activities in which we operated. After analyzing the evolvement of these economies, we have reached the conclusion that there is a tremendous potential for growth in the Eastern Europe financial markets, and in particular in the insurance market. In light of the above, and based on the fact that our company has exceptional ability to learn new areas, implement and execute new activities in compatibility to the rapid changes in our business environment, we have decided to enter into this niche in order to contribute our share to this rapid development and enjoy the growth and the fruits that such processes can bring. The financial strength, abilities, business ties and position which we have built in Eastern Europe during the past years, enables us to enter into these new markets and to take a part in their growth, once the potential will be realized."

Mr. Shimon Yitzhaki, President, commented: "Elbit has decided to leverage its success and position in these markets and to use its advantages, for expanding its activities to the insurance and other financial markets. By doing so, Elbit shall vary its business portfolio and will be able to seek out new business opportunities. In order to achieve the above objectives, Elbit has teamed up with the Clal Insurance Group, which is a leading entity in the insurance market that has demonstrated successful results and an aggressive marketing and business development approach in the past years."

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe, and India; (ii) hotel ownership, primarily in major European cities, as well as operation, management and sale of hotels through EI’s subsidiary, Elscint Ltd.; (iii) investments in research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through EI’s subsidiary, InSightec Ltd.; and (iv) activities involving the distribution and marketing of women’s fashion and accessories through EI’s wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture capital investments.

Any forward-looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotel business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to image guided treatment, economic conditions, as well as certain other risk factors that are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, EI’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 2, 2007.

For Further Information:
Company Contact	Investor Contact (US)

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	Grayling Global
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com